Filed Pursuant to Rule 433

Registration No. 333-131369

Subject to Completion

Preliminary Term Sheet dated August 27, 2008

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P4 of product supplement LIRN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October 2008, the settlement date may occur in September or October 2008 and the maturity date may occur in March or April 2010. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Merrill Lynch & Co., Inc.

“DAX®” and “DAXglobal®” are registered trademarks of Deutsche Börse AG and have been licensed for use by SEK.

Merrill Lynch & Co.

September     , 2008

Summary

The Capped Leveraged Index Return Notes® Linked to the DAXglobal® Agribusiness Index (in U.S. dollars) due April     , 2010 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the DAXglobal® Agribusiness Index (in U.S. dollars) (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Participation Rate of 200% and assuming a Capped Value of 23%, the midpoint of the range of 21% and 25%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the stocks included in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are four examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 556.10, the closing level of the Index on August 18, 2008, assuming a Capped Value of $12.30, the midpoint of the indicated range of $12.10 and $12.50, and reflecting the Participation Rate of 200%.

Example 1— The hypothetical Ending Value is 70% of the hypothetical Starting Value and less than the hypothetical Threshold Value:

Hypothetical Starting Value:     556.10

Hypothetical Ending Value:      389.27

Hypothetical Threshold Value: 500.49

$10 +	[	$10 ×	(389.27 – 500.49)	× 100%	]	= $8.00
556.10

Payment at maturity (per unit) = $8.00

Example 2— The hypothetical Ending Value is 95% of the hypothetical Starting Value and greater than the hypothetical Threshold Value:

Hypothetical Starting Value:     556.10

Hypothetical Ending Value:      528.30

Hypothetical Threshold Value: 500.49

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 Original Public Offering Price.

Example 3— The hypothetical Ending Value is equal to 104% of the hypothetical Starting Value:

Hypothetical Starting Value: 556.10

Hypothetical Ending Value:  578.34

$10 +	[	$10 ×	(578.34 – 556.10)	× 200%	]	= $10.80
556.10

Payment at maturity (per unit) = $10.80

Example 4— The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value: 556.10

Hypothetical Ending Value:  722.93

$10 +	[	$10 ×	(722.93 – 556.10)	× 200%	]	= $16.00
556.10

Payment at maturity (per unit) = $12.30         (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the hypothetical Starting Value of 556.10, a Threshold Value of 90% of the hypothetical Starting Value and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.00% per annum, as more fully described below.

The table below reflects the Participation Rate of 200% and assumes a Capped Value of $12.30, the midpoint of the indicated range of $12.10 and $12.50.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
278.05	-50.00%	$6.00	-40.00%	-31.31%	-39.98%
333.66	-40.00%	$7.00	-30.00%	-22.42%	-30.12%
389.27	-30.00%	$8.00	-20.00%	-14.34%	-21.30%
444.88	-20.00%	$9.00	-10.00%	-6.90%	-13.26%
500.49 (3)	-10.00%	$10.00	0.00%	0.00%	-5.87%
528.30	-5.00%	$10.00	0.00%	0.00%	-2.37%
544.98	-2.00%	$10.00	0.00%	0.00%	-0.33%
556.10 (4)	0.00%	$10.00	0.00%	0.00%	1.00%
567.22	2.00%	$10.40	4.00%	2.63%	2.32%
583.91	5.00%	$11.00	10.00%	6.46%	4.27%
611.71	10.00%	$12.00	20.00%	12.53%	7.43%
667.32	20.00%	$12.30 (5)	23.00%	14.29%	13.49%
722.93	30.00%	$12.30	23.00%	14.29%	19.22%
778.54	40.00%	$12.30	23.00%	14.29%	24.66%
834.15	50.00%	$12.30	23.00%	14.29%	29.86%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 19, 2008 to February 19, 2010, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.00% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Threshold Value. The actual Threshold Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	This is the hypothetical Starting Value, the closing level of the Index on August 18, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(5)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $12.30 (the midpoint of the range of $12.10 and $12.50).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, Threshold Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the sections “Risks Associated With Foreign Currency Notes And Indexed Notes” and “Description of the Notes – Risks Relating to Jurisdiction and Enforcement of Judgments” included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Your return may be affected by factors affecting international securities markets.

▪	Exchange rate movements may impact the value of the Notes.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks underlying the Index by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch and its affiliates may do business with underlying companies.

▪	Tax consequences are uncertain. See “Certain U.S. Federal Income Taxation Considerations” below.

Additional Risk Factor

The stocks included in the Index are concentrated in one industry.

All of the stocks included in the Index are issued by companies in the agriculture sector. As a result, the stocks that will determine the performance of the Notes are concentrated in one industry. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks included in the Index, the return on an investment in the Notes will be subject to certain risks associated with direct equity investments in the agriculture sector.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪

You are willing to accept that there is no assurance that the Notes will be listed on NYSE Arca and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 21% and 25%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Deutsche Börse AG. Neither SEK nor MLPF&S have independently verified and make no representation as to the accuracy or completeness of such information. Neither SEK nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a rules-based, modified market capitalization-weighted index published by Deutsche Börse AG. It replicates the performance of the globally most important companies belonging to the agricultural economy. A company is considered as belonging to the agricultural sector if more than 50% of its revenue is generated in this sector. The companies of the Index are selected from the following sub-sectors: livestock farming, production, processing and distribution of agricultural chemicals, ethanol and bio diesel, as well as other agricultural equipment. The Index is calculated every 15 seconds from 9 a.m. to 10 p.m. and is reviewed twice a year in March and September. Re-balancing takes place on a quarterly basis. Publication of the Index began in July 2007.

The Index was launched in July 2007 and, accordingly, there is no actual historical data on the Index prior to July 2007. The following graph sets forth the hypothetical historical monthly performance of the Index in the period from December 2002 through June 2007 and the actual historical monthly performance of the Index in the period from July 2007 through July 2008. This hypothetical and actual historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On August 18, 2008, the closing level of the Index was 556.10.

Index Construction and Changes in Index Composition

Selection Criteria. In order to qualify for inclusion in the Index, companies must have an average daily trading volume of US$1 million, a market capitalization of at least US$150 million and an aggregated trading volume of at least 250,000 shares per month.

Changes in Index Composition. Regular review and modifications to the Index composition are carried out twice a year on the third Friday in March and September. A change in the Index composition may also become necessary in the event an Index component becomes subject to extraordinary circumstances, such as deletion, composition proceedings, bankruptcy, new admission, etc.

Index Weighting and Capping Methods

The Index is weighted and capped based on its composition and calculation concepts.

The weight of a single Index component reflects its share in the overall market capitalization of the Index. Quarterly chaining (rebalancing the weight of Index components) is carried out on the maturity date of the various equity index futures on Eurex, implying that on that day (i.e. on the third Friday of the last month of the quarter), the Index is calculated for the last time on the basis of weights valid up to that point. The last prices quoted on the respective exchange on that day constitute the foundation of the chaining. As of the following trading day, the new weights apply. The quarterly chaining procedure encompasses the following measures:

▪

The number of shares is updated in accordance with the capital changes carried out. The number of shares is fixed on Wednesday before the chaining Friday and kept constant during the entire chaining procedure.

▪	The accumulated income from distributions and capital changes is allocated to the Index components according to the respective new weights.

▪	A chaining factor is calculated to avoid a gap in the Index.

If the ordinary chaining (quarterly rebalancing) coincides with an Index review date, in addition to re-weighting the Index components, a change of the Index composition may also take place. These measures help to prevent the weighting scheme from “aging” due to capital changes and the accumulation of income.

Capping is a procedure that prevents single companies from dominating the Index. At the regular quarterly chaining day the influence of a single index company is capped to a certain percentage of the Index capitalization. If any violation against the applied capping rule takes place during the quarter, adjustments to the weighting factors are only carried out to the next chaining day and weighting factors are kept constant until then.

The capping method used for the Index not only avoids the dominance of a single company but also the dominance of only a few companies, by capping the level of the constituents twice if necessary. The procedure is carried out as follows:

Step A. All companies are capped at a maximum of 8% by a single cap limit method. The Index capitalization is calculated and if any single company accounts for more than 8% of the respective capitalization, the number of shares used as weighting for that company is reduced to 8% of the Index capitalization (which is being reduced accordingly). Should yet another company exceed the cap limit after that, the capitalization would be determined such that both companies would account for exactly 8% of the revised Index capitalization. The procedure is repeated until no company exceeds the respective cap limit.

Step B. The companies are then ranked from largest to smallest (in case more than one company has the weight of 8% after step A, the original weight is taken to determine the order within these companies).

Step C. According to that order, the companies are added gradually (starting with the largest company).

Step D. Step C is repeated until the sum of the aggregated companies exceeds 40% for the first time.

Step E. If that is the case, the company last added and all following companies with a smaller weight are capped down to a maximum weight of 4.5%.

License Agreement

Deutsche Börse AG and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of the right to use indices owned and published by Deutsche Börse AG in connection with some securities, including the Notes. The license agreement between Deutsche Börse AG and SEK provides that the following language must be stated in this document.

“The Notes are neither sponsored nor promoted, distributed or in any other manner supported by Deutsche Börse AG (the “Licensor”). The Licensor does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the Index and/or the Index trademark nor regarding the Index value at a certain point in time or on a certain date nor in any other respect. The Index is calculated and published by the Licensor. Nevertheless, as far as admissible under statutory law the Licensor will not be liable vis-à-vis third parties for errors in the Index. Moreover, there is no obligation for the Licensor vis-à-vis third parties, including investors, to point out potential in the Index.

Neither the publication of the Index by the Licensor nor the granting of a license regarding the Index as well as the Index trademark for the utilization in connection with the Notes or other securities or financial products, which derived from the Index, represents a recommendation by the Licensor for a capital investment or contains in any manner a warranty or opinion by the Licensor with respect to the attractiveness on an investment in the Notes.

In its capacity as sole owner of all rights to the Index and the Index trademark the Licensor has solely licensed to SEK the utilization of the Index and the Index trademark as well as any reference to the Index and the Index trademark in connection with the Notes.”

Certain U.S. Federal Income Taxation Considerations

The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by a U.S. holder (as defined below) who purchases Notes in the initial offering at their original offering price and holds the Notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and proposed Treasury regulations issued under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, tax-exempt organizations or partnerships or other entities classified as partnerships for U.S. federal income tax purposes, (2) persons holding Notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) traders in securities that elect to use a mark to market method of accounting for their securities holdings. In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

For purposes of the following discussion, the term “U.S. holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a U.S. domestic corporation or (iii) any other entity or person generally subject to U.S. federal income tax on a net income basis.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. holders

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts, subject to a floor, to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation at the stated maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

Sale, exchange or other taxable disposition of Notes. A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Potential Application of Constructive Ownership Rules. Some or all of the net long-term capital gain arising from certain constructive ownership transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any deemed underpayment of tax with respect to the deferral of such ordinary income. The “constructive ownership” rules could potentially be applicable to Notes with a term greater than one year in circumstances where the underlying equity includes an equity interest in a “pass-through entity,” as defined under the Code (such as a regulated investment company, a passive foreign investment company or a real estate investment trust). These rules have no immediate application to certain derivative financial instruments, including any Notes, where the underlying equity represents an index or stock of a specific company, assuming the specific company and each of the companies included in the index is not, and will not become at any time during the term of the Notes, a passive foreign investment company, a regulated investment company or a real estate investment trust for U.S. federal income tax purposes. These rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include certain derivative financial instruments in respect of the stock of all corporations. These rules also direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Possible alternative treatment. Due to the absence of authorities that directly address the proper characterization of the Notes, the absence of comparable instruments for which there is a widely accepted tax treatment and because we are not requesting a ruling from the IRS with respect to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. If the IRS were successful in asserting an alternative characterization of the Notes, the timing and character of income on the Notes could differ materially from the above description.

Backup withholding tax and information reporting. Unless a U.S. holder is an exempt recipient such as a corporation, payments on the Notes and the proceeds received from the sale of Notes will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability if the U.S. holder provides the required information to the IRS.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts

On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

U.S. holders are urged to consult their tax advisors regarding the potential effects of the foregoing developments on the tax treatment of the Notes.

Consequences to non-U.S. holders

Gain or loss on disposition. A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, maturity or repurchase by SEK of a Note unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as our paying agents, to a non-U.S. holder as long as the income associated with the payments is otherwise exempt from U.S. federal income tax and the holder has provided the required certification that it is a non-U.S. holder, unless either we or our paying agent has actual knowledge that the holder is a U.S. person.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN, dated July 30, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508161463/d424b3.htm

▪	Prospectus and prospectus supplement, each dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.